MINNEAPOLIS                                                          ST. PAUL
220 South Sixth Street  |  Suite 2200         444 Cedar Street  |  Suite 2100
Minneapolis, MN 55402-4504                            St. Paul, MN 55101-2136
612 339 6321  |  Fax 612 338 0535           651 222 6321  |  Fax 651 222 8905

                                Roger H. Frommelt
                                  612-373-8541
                                Fax: 612-338-4608
                         E-mail: rfrommelt@felhaber.com
                           Reply to Minneapolis Office


                                December 8, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:    Brigitte Lippmann

RE:      Entrx Corporation
         Preliminary Proxy Statement and Schedule 14A
         Filed:  November 8, 2006
         File No.  0-02000

Dear Ms. Lippmann:

         This is to follow up on our conversation of December 7, 2006 regarding the above referenced issuer and filing. Entrx Corporation intends to delay the calling of the shareholder meeting contemplated by its November 8, 2006 Proxy Statement filing until after its Form 10-KSB for 2006 is filed with the SEC. We currently contemplate that the meeting will be held in April or May 2007. Thank you also for reminding us of the restart date if our response to your comments is filed after February 28, 2007.

                                Very truly yours



                                Roger H. Frommelt

RHF:slb